Exhibit 12

Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends

						Nine Months Ended
	Year Ended September 30,					June 30,
(in thousands)	2007	2008	2009	2010	2011	2012
Fixed Charges Computation
Interest expensed and capitalized (1)	$29,231	$23,092	$33,961	$55,908	$106,557	$29,492
Amortized premiums, discounts, and capitalized expenses related to indebtedness	9,075	8,747	13,459	16,027	20,069	12,687
Reasonable approximation of interest within rental expense	3,291	3,180	3,377	3,670	3,323	2,278

Total Fixed Charges and Preferred Equity Dividends	$41,597	$35,019	$50,797	$75,605	$129,949	$44,457

Earnings Computation
Pre-tax income from continuing operations before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees	$61,170	$(166,432)	$(491,730)	$(46,390)	$(138,093)	$(21,597)
Plus
Fixed charges	41,597	35,019	50,797	75,605	129,949	44,457
Minus
Interest capitalized	784	894	1,396	441	91	87
Total Earnings	$101,983	$(132,307)	$(442,328)	$28,774	$(8,235)	$22,773

Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends	2.45	N/A *	N/A *	0.38	N/A *	0.51

*                 Total earnings for these periods were less than zero dollars.  The deficiency of earnings to fixed charges for the years ended September 30, 2008, 2009, and 2011 were $167.3 million, $493.1 million, and $138.2 million, respectively.

(1)         Interest expense associated with unrecognized tax benefits is included in income tax expense, not with interest expense.